[Chapman and Cutler LLP Letterhead]

January 19, 2022

VIA EDGAR CORRESPONDENCE

Ms. Lisa Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Larkin

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A (the “Registration Statement”). for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement relates to the Amplify Enhanced Inflation Beneficiaries ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests the Fund provide it with the ticker reasonably in advance of effectiveness for review.

Response to Comment 1

The Fund confirms the ticker is “IWIN”. Further, the name of the Fund will now be “Amplify Inflation Fighter ETF”.

Comment 2 – General

The Staff requests information for all blanks, brackets, and otherwise missing information is provided reasonably in advance of effectiveness for review.

Response to Comment 2

The Fund confirms it will provide all required information in advance of effectiveness in accordance with the Staff’s request.

Comment 3 – Fees and Expenses

Please supplementally explain to the Staff why “Other Expenses” in the fee table is 0.00%.

Response to Comment 3

The Trust and the investment adviser to the Fund have agreed to employ a “unitary” fee structure. In consideration of the Fund’s fee structure, anticipated investments and operations, “Other Expenses” are expected to be zero for this fiscal period.

Comment 4 – Fees and Expenses

The Staff notes the reference to the Fund investing in other investment companies. Please confirm that the Acquired Fund Fees and Expenses will be less than 1 basis point. Otherwise, please add the appropriate disclosure to the line item to the Fee Table.

Response to Comment 5

The Fund confirms that, in consideration of the Fund’s anticipated investments, the Acquired Fund Fees and Expenses are expected to be less than 1 basis point.

Comment 5 – Example

Please confirm the footnote to the Fee Table is correctly formatted.

Response to Comment 5

The Fund confirms the footnote has been formatted to properly display as a footnote.

Comment 6 – Principal Investment Strategies

The Staff notes the disclosure states: “… by investing up to 80% of its net assets (including investment borrowings).” Please revise the parenthetical to state (plus borrowings for investment purposes) or explain why it is not necessary.

Response to Comment 6

The prospectus has been revised in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 7 – Principal Investment Strategies

The Staff notes the reference to investments in SPACs in the Principal Investment Strategies. Please revise the disclosure to define SPACs. The Staff notes the following considerations could be included: (i) when the Fund will sell a position in a SPAC, (ii) the minimum capitalization and how/when calculated, (iii) the merger time frame and the liquidation time frame, (iv) whether the Fund can buy shares of SPACs that completed an IPO with x number of years or during a SPACs IPO, (v) a sector focus, if any, and (vi) how the Fund will deal with SPAC holdings that merge and end up in the same industry, which could result in the Fund violating its policy to not concentrate.

Response to Comment 7

The Fund confirms that it does not intend to principally invest in SPAC holdings. As a result, the above referenced disclosure has been revised as follows:

“The Fund’s securities investments are generally expected to principally include common stock of companies located in the United States and Canada.”

Comment 8 – Principal Investment Strategies

The Staff notes that an investment in SPACs could be considered a poor inflation beneficiary due to its nature as a shell company holding cash. Please explain to the Staff if the reference to SPACs is actually De-SPACs that are focused on real estate and/or commodities.

Response to Comment 8

Please refer to the Fund’s response to Comment No. 7.

Comment 9 – Principal Investment Strategies

The Staff notes that the Fund invests in convertible securities. If the Fund expects to invest in Contingent Convertible Securities (“CoCos”), the Fund should consider what disclosure, if any, is appropriate. The Staff notes that the type and location of disclosure will depend on the extent to which the Fund invests in CoCos and characteristics of CoCos (i.e., credit quality and conversion triggers). If CoCos will be a principal investment, the Fund should provide a description of them and appropriate risk disclosure. In addition, please supplementally inform the Staff whether the Fund intends to invest in CoCos and the amount.

Response to Comment 9

The Fund confirms that convertible securities, including contingent convertible securities, are not intended to be principal investments. The Fund has revised its disclosure accordingly.

Comment 10– Principal Investment Strategies

Please specify the capitalization for the equity investments and the investment grade for the debt investments. Alternatively, if no limits, please disclose that.

Response to Comment 10

The Fund notes that debt investments are not intended to be a principal investment. In accordance with the Staff’s comment, the following disclosure has been added to the Fund’s prospectus:

“The Fund’s investments in common stocks are not subject to limits with respect to market capitalizations.”

Comment 11 – Principal Investment Strategies

The disclosure provides: “The Fund seeks to identify companies positioned to benefit from inflationary pressures, such as companies whose revenues are expected to increase with rising consumer demand for land, rental income, or raw material.” The Staff notes Funds with a similar strategy have similar language but also include “without a corresponding increase in expenses” at the end of the referenced sentence. Please explain to the Staff why the sentence ends at “raw material” without the additional language.

Response to Comment 11

In accordance with the Staff’s comment, the Fund has revised the above-referenced disclosure as follows:

“The Fund seeks to identify securities of companies positioned to benefit from inflationary pressures. In periods of favorable economic and financing conditions, rising demand for land, rental income, or raw materials may increase the revenues of certain companies without a corresponding increase in expenses.”

Comment 12 – Principal Investment Strategies

The Staff notes that the disclosure states: “Such investments may include, for example, companies engaged in land development or management, home construction, infrastructure, commodities mining or production and other commodity linked real estate companies.” Please explain to the Staff what is meant by “other commodity linked real estate companies.”

Response to Comment 12

In accordance with the Staff’s comment, the above referenced disclosure has been revised as follows:

“Such investments may include, for example, companies engaged in land development or management, home construction, infrastructure, commodities mining or production and other real estate companies, the business prospects of which are dependent on the development or use of a specific commodity or group of commodities.”

Comment 13 – Principal Investment Strategies

The Staff notes that the disclosure states “The Fund’s securities investments are generally expected to include common stock, special purpose acquisition companies (“SPACs”), convertible debt, and real estate investment trusts (“REITs”) of North American companies.” Please clarify what is meant by North American companies, including adding specific investment strategy and risk disclosure (i.e., country specific), as appropriate.

Response to Comment 13

The Fund confirms its investments will be in companies located in United States and Canada. Please refer to the Fund’s response to Comment No. 7.

Comment 14 – Principal Investment Strategies

The Staff notes that the disclosure provides: “The Fund seeks to identify companies positioned to benefit from inflationary pressures, such as companies whose revenues are expected to increase with rising consumer demand for land, rental income, or raw material.” Please explain why there is rising consumer demand for the noted companies from inflationary pressures. Alternatively, please make it clear why these types of companies are inflationary beneficiaries.

Response to Comment 14

The Fund notes that the revenues of these companies increase during periods of inflation pressures without a corresponding increase in their expenses. Please refer to the Fund’s response to Comment No. 11 for the revised disclosure.

Comment 15 – Principal Investment Strategies

The Staff notes that the disclosure provides: “These investments may also include companies with indirect exposure to inflation through data centers…” Please define “data centers.”

Response to Comment 15

The Fund has revised the above referenced disclosure as follows:

“These investments may also include companies with indirect exposure to inflation through data centers, which are centralized locations where computing and network equipment is concentrated for the purposes of collecting storing, processing, distributing, or allowing access to a large amounts of data ...”

Comment 16 – Principal Investment Strategies

The Staff notes that the Commodities sleeve of the portfolio includes investments in cryptocurrencies. Please remove cryptocurrencies from the Commodities sleeve and the corresponding disclosure throughout the registration statement. The Staff notes that the disclosure could be revised to limit the cryptocurrency exposure to only cash-settled bitcoin futures on the CME.

Response to Comment 16

The Fund has revised its disclosure as follows:

“The Fund may also invest up to 50% of its net assets (plus borrowings for investment purposes) in a combination of financial instruments that are economically linked to owning commodities. Commodities are assets that have tangible properties, such as agriculture, energy, precious metals, industrial and bitcoin. The Fund’s portfolio managers will review commodities that are actively traded in the world and seek to identify commodity investments that they believe may enhance the Fund’s relative performance in an inflationary environment. The Fund’s portfolio managers expect to obtain commodities exposure primarily through investments in commodity futures contracts via a wholly owned subsidiary of the Fund (the “Subsidiary”). The Fund may also obtain commodities exposure by investing up to 10% of its net assets in U.S. commodity-linked instruments (“U.S. Commodity-Linked Instruments”), which include: (1) ETFs that provide exposure to commodities; and (2) other pooled investment vehicles that invest primarily in commodities and commodity-related instruments. The Fund will not invest directly in commodities, including bitcoin, and no one commodity futures contract will exceed 20% of the Fund’s net assets. The Fund’s bitcoin commodities exposure will be limited to 20% of its net assets and will be comprised of bitcoin futures contracts trading on the Chicago Mercantile Exchange (“CME”), investments in U.S. Commodity-Linked Instruments or up to 15% of its net assets in the Grayscale Bitcoin Trust (“GBTC”).

Comment 17 – Principal Investment Strategies

The Staff would like assurances that the bitcoin-based investments made by the Fund would only trade on U.S. regulated exchanges.

Response to Comment 17

The Fund confirms that its bitcoin-based investments will be limited to those that trade on a U.S. regulated exchange.

Comment 18 – Principal Investment Strategies

Please supplementally discuss the ETF’s anticipated liquidity classification of bitcoin futures and the rationale.

Response to Comment 18

The Adviser expects the bitcoin futures contracts in which the Fund invests would be considered highly liquid under current market conditions. The Fund's liquidity program administrator will continue to evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund's portfolio investments. The bitcoin futures are cash settled, typically on a t+0 basis. In addition, the Adviser notes that since bitcoin futures are purchased on margin, a significant portion of the Fund's assets typically will be held in “Collateral Investments” and will be readily available to meet redemption requests. Even during stressed markets, such as the market for bitcoin futures on May 19, 2021 and September 7, 2021, there was ample liquidity in the market for front-month CME Bitcoin contracts at the level at which the Fund is expected to invest.

Comment 19 – Principal Investment Strategies

Please supplementally discuss the Fund’s plans for liquidity management, generally, including during both normal and reasonably foreseeable stressed conditions.

Response to Comment 19

As required by the Fund’s Liquidity Risk Management Program, the Fund's liquidity program administrator will evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeably stressed conditions taking into consideration factors including short-term and long-term cash flow projections, the Fund’s Collateral Investment holdings, the Fund's level of investments in bitcoin futures contracts, and the size of the Fund's holdings and anticipated purchases and redemptions in relation to the market for CME bitcoin futures contracts.

Comment 20 – Principal Investment Strategies

Please supplementally discuss the Board’s/Fund’s consideration of implementing an open-end strategy.

Response to Comment 20

The Fund believes that its investment strategy is suitable for an open-end strategy. No one commodity futures contract will exceed 20% of the Fund’s net assets. In addition, the Fund’s bitcoin commodities exposure, including bitcoin futures contracts, will not exceed 20% of the Fund’s assets, and will primarily include bitcoin futures contracts traded on the CME and may include U.S. ETFs with exposure to bitcoin and GBTC, with exposure to GBTC capped at 15%. Further, the Fund is an actively-managed strategy in which the portfolio managers can ascertain the liquidity and marketability of its investment portfolio.

With respect to any potential bitcoin futures exposure, the Fund has considered, among other things, (i) the Fund's investment objective and principal investment strategies, including the Fund's investment in CME bitcoin futures contracts through the Cayman subsidiary and, if necessary, Secondary Investments, (ii) the current, historic, and expected liquidity of CME bitcoin futures contracts and the fact that such contracts typically settle on t+0, (iii) the treatment of CME bitcoin futures contracts under the Fund's Liquidity Risk Management Program, (iii) the composition of the Fund’s portfolio and the ability of the Fund to meet redemption requests, (iv) the volatility of CME bitcoin futures and the high margin requirements applicable to such contracts,(v) the exchange position limits currently applicable to CME futures contracts, (vi) the “capacity constraints” these limits potentially place on the size of the Fund, (vi) the possibility such exchange position limits could be changed as the market for bitcoin futures develops and additional funds and other participants enter the market, (vii) the management of the Fund's portfolio if the Fund were to near or reach such capacity constraints or experience market illiquidity, and (viii) the intention to close the Fund to new investment if the Fund reaches such capacity constraints (if permitted by the Staff). It is anticipated that the Board will consider these and other factors in its consideration of whether an open-end structure is appropriate.

Comment 21 – Principal Investment Strategies

Please tell us whether there are potential capacity constraints, given existing volumes and open interest positions in the bitcoin futures market that would limit the size of the ETF’s exposure to bitcoin futures – or the capacity for the ETF and multiple other registered funds. Please provide data analysis to support your conclusions.

Response to Comment 21

As noted above in the response to Comment No. 20, the Fund’s maximum exposure to any single commodity futures contract is 20%. Further, the Fund is actively managed which means at any given time the Fund could have no exposure to bitcoin futures. Given the flexibility as to when and how to achieve the Fund’s investment objective and obtain any investment exposure, the Advisor believes any risks associated with capacity constraints are mitigated with respect to the Fund.

However, with respect to any potential bitcoin futures exposure, the Adviser does not expect that the current level of existing CME bitcoin futures volumes and open interest would create capacity constraints for the Fund or otherwise limit the Fund's ability (or the ability of similar products) to obtain the desired exposure to bitcoin futures contracts, or that the Fund's futures transactions (and transactions by similar products) are likely to have a material impact on the price of such contracts. The current volume and open interest in CME bitcoin futures contracts has increased significantly since such contracts began trading and the Adviser expects the market will meet this demand with a corresponding increase in open interest and trading volumes without a detrimental impact on the price of such contracts.

Comment 22 – Principal Investment Strategies

Relatedly, is there the potential for herd behavior (e.g., multiple funds trying to exit positions at the same time) by your ETF and funds with similar investment strategies?

Response to Comment 22

There is always potential for herd behavior in any financial market, and the Adviser believes this market is no exception. The risk of herd behavior has been disclosed in “Liquidity Risk”. Given that the Fund is unlevered, however, it will only need to exit positions should the Fund receive redemptions. Please also refer to the Fund’s response to Comment No. 20 and No. 21.

Comment 23 – Principal Investment Strategies

Given the inability of ETFs to close to new investors, how will the ETF manage liquidity pressures should the ETF become so large as to require more liquidity to meet potential redemptions than the market can provide?

Response to Comment 23

Please refer to the Fund’s response to Comments No. 20 and 21.

Comment 24 – Principal Investment Strategies

Please confirm in the summary prospectus that the ETF will only invest in cash-settled futures traded on an exchange registered with the CFTC (e.g., the ETF will only invest in bitcoin futures that are traded on the CME).

Response to Comment 24

The disclosure has been revised to confirm in the summary prospectus that the ETF will invest in bitcoin futures that are traded on the CME.

Comment 25 – Principal Investment Strategies

Please revise the disclosure in the summary prospectus to discuss the impact of high margins on bitcoin futures and influence on the ability to achieve the ETF’s targeted exposure.

Response to Comment 25

The Fund has revised its disclosure accordingly.

Comment 26 – Principal Investment Strategies

Please revise the disclosure in the summary prospectus to discuss the impact of CME position limits and accountability levels of bitcoin futures contracts on the ETF’s ability to pursue its investment strategy and any implications for the ETF’s ability to meet the requirements of the 1940 Act and its rules. Also, please discuss the impact of the CME position limits and accountability levels, given the inability of ETFs to close to new investors should the ETF push up against those limits.

Response to Comment 26

The Fund has revised its disclosure accordingly.

Comment 27 – Principal Investment Strategies

Please supplementally discuss any unique contango/rollover risks with bitcoin futures, and provide relevant risk disclosure.

Response to Comment 27

The Adviser believes that here are no unique contango/rollover risks for bitcoin futures contracts that are not consistent with other commodities futures contracts, for example. Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in contango, the Fund may sell the expiring bitcoin futures at a lower price and buy a longer dated bitcoin futures at a higher price, resulting in a negative roll yield (i.e., a loss to the Fund). When rolling futures contracts that are in backwardation, the Fund may sell the expiring bitcoin futures at a higher price and buy the longer-dated bitcoin futures at a lower price, resulting in a positive roll yield (i.e., a gain to the Fund). Additionally, because of the frequency with which the Fund may roll futures contracts, the impact of contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled futures contracts less frequently.

The Fund refers the Staff to the “Rolling, Backwardation and Contango Risk.” The Fund has supplemented the risk disclosure related to contango/backwardation, in particular how longer dated futures contracts may be more susceptible to such risks.

Comment 28 – Principal Investment Strategies

Please confirm whether the ETF plans to take on leverage through futures investing, or otherwise.

Response to Comment 28

The only leverage the Fund will incur is the leverage inherent in futures contract investing (i.e., the difference between the initial margin and the settlement price of a futures contract represents leverage). The Fund will not engage in other forms of borrowing or leverage. The Fund notes that, unlike other proposed bitcoin futures strategy ETFs, the Fund’s investment strategy does not include the use of reverse repurchase agreements.

Comment 29 – Principal Investment Strategies

Please revise the disclosure in the summary prospectus to describe plans to discuss potential differences between returns based on the price of bitcoin vs. bitcoin futures (e.g., due to divergence in prices or potential costs associated with futures investing).

Response to Comment 29

The Fund refers the Staff to the “Bitcoin Futures Risk”, which it believes adequately addresses the risks associated with bitcoin futures investing.

Comment 30 – Principal Investment Strategies

Please supplementally discuss the anticipated impact of the events of May 19, 2021 and September 7, 2021 (i.e., significant drops in the price of bitcoin), if the ETF had been operating.

Response to Comment 30

On each of these days, along with other days where there have been significant drops in the price of bitcoin, there are a few relevant observations. First, the futures have typically dropped less in price than the spot price of bitcoin on these days—primarily because the futures are referencing a price of bitcoin for value, or delivery, at a later date. Therefore, some probability of a reversion to a short-term mean is priced into the futures price. Additionally, on days where there are significant price moves up or down in both the spot and futures markets, this is generally accompanied by greater volume in these markets. This can facilitate greater capacity for the Fund to meet increased creation or redemption demands that is often seen on more volatile trading days. In summary, the performance of the futures may have deviated from spot more than normal on the days in question, however, no other significant impact or risk is presented by the price drops seen on those days in an unlevered bitcoin registered fund.

Comment 31 – Principal Investment Strategies

Please supplementally (i) discuss the impact of FCM imposed capacity limits on the Funds ability to achieve its target investment in bitcoin futures, (ii) confirm whether the Fund has lined up an FCM and who that FCM is, and (iii) indicate when the Fund expects to launch.

Response to Comment 31

Please refer to the Fund’s response to Comments No. 20 and 21. Prior to the launch of the Fund, the Fund will supplementally confirm to the Staff the identity of the FCMs.

Comment 32 – Principal Investment Strategies

Please state in the disclosure whether the Fund and the Subsidiary have the same Sub-Adviser.

Response to Comment 32

The Fund notes that the first paragraph of the disclosure provides that the Fund is advised by Amplify Investments LLC and sub-advised by Toroso Investments, LLC (“Toroso”) and the fifth paragraph states that the Subsidiary is advised by Toroso.

Comment 33 – Principal Investment Strategies

Please confirm that the Fund does not concentrate in the Real Estate industry or group of industries.

Response to Comment 33

The Fund confirms it will not concentrate in the Real Estate industry or group of industries.

Comment 34 – Principal Investment Strategies

Please remove the concentration policy listed in this section as no negative policies go under Item 4.

Response to Comment 34

The Fund has moved the concentration policy disclosure under Item 9 in accordance with the Staff’s comment.

Comment 35 – Principal Risks

Please supplementally describe the ETF’s plans for coming into compliance with the new Derivatives Risk Management rule, including a preliminary overview of the key elements of the expected derivatives risk management program and anticipated use of a relative (including anticipated designated index) or absolute VaR test. See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” Release No. IC-34084 (Nov. 2, 2020). If using relative VaR, please identify the index.

Response to Comment 35

Please refer to the Fund’s response to Comments No. 20 and 21.

The Fund intends to comply with Rule 18f-4 by the mandatory compliance date. The Fund has adopted and implemented a written derivatives risk management program, which includes policies and procedures reasonably designed to manage the Fund's derivatives risks as required by Rule 18f-4. The program is administered and overseen by a committee that is designated as the derivatives risk manager. The program identifies and provides an assessment of the Fund's derivatives usage and risks as they pertain to both Bitcoin futures contracts. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund's futures exposure; (2) monitoring and assessment of the Fund's exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund's counterparties and FCMs; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4.

The Fund anticipates that it will use and comply with a relative VaR test and anticipates using the CF Bitcoin-Dollar US Settlement Price as its designated index. The designated index is administered by CF Benchmarks, Ltd, a leading provider of cryptocurrency indices. CF Benchmarks is not an affiliated person of the Adviser, and the designated index was not created at the request of the Fund or the Adviser. CF Bitcoin-Dollar US Settlement Price is a benchmark index price for Bitcoin that aggregates trade data from multiple Bitcoin-USD markets operated by major cryptocurrency exchanges that conform to the CF Constituent Exchange Criteria. The Fund uses this as its designated index because, among other reasons, it is calculated using much the same methodology as the settlement price underlying the CME bitcoin futures contracts in which the Fund invests and is calculated daily as of 4:00 p.m. – the same time the Fund calculates its NAV and conducts VaR testing.

Comment 36 – Principal Risks

Please list the Principal Risks in the order of which they are likely to adversely affect the Fund rather than alphabetically. See ADI 2019-08 – Improving Principal Risk Disclosure.

Response to Comment 36

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules promulgated thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

Comment 37 – Principal Risks

Please add a Liquidity Risk that states that in stressed market conditions the market for ETF shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings.

Response to Comment 37

The Fund has added a Liquidity Risk in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 38 – Principal Risks

Please supplementally provide to the Staff information about ETF discussions with potential authorized participants (“APs”) including the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the ETF (including information about the identities of such potential APs).

Response to Comment 38

The Fund is in the process of conducting due diligence and negotiating agreements with APs. Prior to the launch of the Fund, the Fund will supplementally provide the Staff with information relating to the APs.

Comment 39 – Principal Risks

Please describe the discussions the ETF has had with APs and market makers regarding their ability to arbitrage the ETF’s holdings in a manner that is expected to keep the ETF’s market price in line with its NAV. What instruments will they use to arbitrage? Will there be any impact from the inability of broker-dealers to custody “physical” bitcoin?

Response to Comment 39

The Fund believes established APs, including the APs the Fund is currently in discussions with, have established track records of serving as market makers for ETFs that invest in commodity interests. There are many other 1940 Act registered ETFs that pursue investments strategies involving managed futures or tracking a commodities futures index. In each case, APs have been able to successfully act as market makers so as to cause the standard arbitrage mechanism to keep such funds’ market price relatively close to such fund’s NAV, even in those circumstances where the AP cannot (either because of regulatory concerns or implacability) hold the commodity underlying the applicable futures contract (e.g., crude oil). In particular, Amplify has had other Funds with commodity and bitcoin exposure that APs have handled with no discernable issues. The Fund expects that the market price/NAV relationship would act substantially in the same way as other futures strategy ETFs.

Comment 40 – Principal Risks

Are there any unique considerations/rules from the exchange on which the ETF plans to list that will impact the ETF’s ability to pursue its investment strategy; interact with authorized participants; or otherwise impact the ETF’s operations?

Response to Comment 40

As noted in the comment above, the Fund expects APs to operate in the same manner as they would with respect to other futures strategy ETFs.

Comment 41– Principal Risks

Are the securities underlying the ETF traded outside of a collateralized system? If yes, the Staff will have follow-up comments.

Response to Comment 41

The Fund confirms it does not invest in instruments traded outside of a collateralized settlement system.

Comment 42– Principal Risks

Please add additional detail to the Bitcoin Risk under Item 9. Specifically, please address the 51% attack, bitcoin whales, the impact of forks, and hacking.

Response to Comment 42

The Fund has revised the Bitcoin Risk under Item 9 in accordance with the Staff’s comment. . Please refer to Exhibit A.

Comment 43– Principal Risks

Please define “Bitcoin Network” under the Bitcoin Risk.

Response to Comment 43

The Fund has revised the Bitcoin Risk to define “Bitcoin Network” in accordance with the Staff’s comment. . Please refer to Exhibit A.

Comment 44– Principal Risks

Please revise the “Mining Risk" to clarify what type of mining is being discussed in the disclosure.

Response to Comment 44

The Fund has revised the name of the risk to “Mineral Mining Risk” in accordance with the Staff’s comment. . Please refer to Exhibit A.

Comment 45– Principal Risks

The Staff notes the reference to “green metals” under the Mining Industry Risk. Please revise to the disclosure to define “green metals” in plain English.

Response to Comment 45

The Fund has revised the disclosure in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 46– Principal Risks

The Staff notes the use of “Real Assets” in the principal risk disclosure. Please align this term with the Principal Investment Strategy.

Response to Comment 46

The Fund has revised the disclosure in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 47– Principal Risks

Please revise the Smaller Companies Risk to be named “Small and/or Mid Capitalization Companies Risk.”

Response to Comment 47

The Fund has revised the risk in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 48– Principal Risks

Please revise the Smaller Companies Risk to be named “Small and/or Mid Capitalization Companies Risk.”

Response to Comment 48

The Fund has revised the risk in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 49– Principal Risks

The Staff notes the Special Purpose Acquisition Vehicle Risk. Please consider revising the risk to include: (i) a SPAC could enter into a combination with affiliates of its sponsor which could create a stronger incentive for the sponsor to approve the combinations, (ii) the SPAC might be able to extend the combination deadline, and if so, whether the Fund could redeem shares if it does not want to stick with the SPAC through the extension, (iii) a SPAC might need to seek Shareholder approval to enter into a combination, and (iv) some SPACs that seek shareholder approval to enter into a combination might have different terms for redeeming shares depending on whether shareholders are for or against the combination.

Response to Comment 49

Please refer to the Fund’s response to Comment No. 7.

Comment 50– Principal Risks

Please revise the last sentence of the Subsidiary Investment Risk to state: “As the Subsidiary is wholly owned by the Fund and the investors of the Fund will have the investor protections of the 1940 Act, the Fund as a whole, including the Subsidiary, will provide investors with 1940 Act protection.

Response to Comment 50

The Fund has revised the disclosure in accordance with the Staff’s comment. Please refer to Exhibit A/

Comment 51– Principal Risks

Please revise the Trading Issues Risk to define “circuit breaker rules” in plain English.

Response to Comment 51

The Fund has revised the risk disclosure in accordance with the Staff’s comment. Please refer to Exhibit A.

Comment 52– Principal Risks

Please supplementally discuss how the Fund would value its bitcoin futures holdings if the CME halted the trading of bitcoin futures due to price limits or otherwise.

Response to Comment 52

The Fund’s fair value process will take into account the last known value of bitcoin futures before a potential trading halt due to price limits and the change in level of the CME CF Bitcoin Reference Rate at the time of computation of the Fund’s net asset value relative to the level at the time of the trading halt.

Comment 53– Principal Risks

Please add a Non-Diversified Risk to the relevant risk sections of the prospectus.

Response to Comment 53

The Fund had revised the prospectus to include a Non-Diversified Risk. Please refer to Exhibit A.

Comment 54– Additional Information About the Fund’s Strategies and Risks

The Staff notes the disclosure under “Additional Information About the Fund’s Strategies and Risks” states: “The Fund may liquidate and terminate at any time without shareholder approval.” Please clarify whether the liquidation is subject to board approval.

Response to Comment 54

The Fund has revised its disclosure to clarify that liquidation is subject to board approval.

Comment 55– Additional Information About the Fund’s Strategies and Risks

The Staff notes the “Non-Principal Investment Strategies” section under “Additional Information About the Fund’s Strategies and Risks.” Please clarify if these types of investments are principal or non-principal investments and revise the disclosure accordingly.

Response to Comment 55

The Fund notes that it expects convertible notes, debt securities and securities of special purpose acquisition corporations to be non-principal investments. The disclosure has been revised accordingly.

Comment 56– Fund Investments

The Staff notes that there is a reference to “Global Depositary Receipts” (“GDRs”) under “Equity Securities”. Will the fund invest using GDRs? If so, add relevant disclosure to the principal investment strategies and principal risk sections.

Response to Comment 56

The Fund does not expect to invest using GDRs. In accordance with this, the Fund has removed the references to GDRs under “Equity Securities”.

Comment 57– Fund Investments

Please confirm to the Staff that: (1) there is no investment advisory agreement for the Subsidiary; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s Fee Table and the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response to Comment 57

With respect to (1), the Fund confirms the Advisor to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund and confirms that the Fund will include the investment advisory agreement between the Subsidiary and its Adviser as a material contract. With respect to (2), the Fund confirms the Subsidiary and its Board will designate an agent for service of process in the United States. With respect to (3), the disclosure has been revised to reflect that the Adviser will assume the Subsidiary’s expenses as well (and therefore it is not necessary to include such expenses in “Other Expenses”) and the Fund confirms the Subsidiary and its Board will agree to inspection of its books and records by the Staff, which will be maintained in accordance with the 1940 Act.

Comment 58– Additional Information Regarding Fund Risks

The Staff notes the reference to “fiat currencies” under the Cryptocurrency Risk. Please revise the risk to define “fiat currencies” in Plain English.

Response to Comment 58

The Fund has revised the disclosure in accordance with the Staff’s comment.

Comment 59– Additional Information Regarding Fund Risks

The Staff notes that the reference to Sub-Adviser is plural under the Management Risk. As the Fund only has one Sub-Adviser, please revise the disclosure accordingly.

Response to Comment 59

The Fund has revised the disclosure in accordance with the Staff’s comment.

Comment 60– Additional Information Regarding Fund Risks

To align with Item 4, please add the New Fund Risk under Item 9.

Response to Comment 60

The Fund has revised the disclosure in accordance with the Staff’s comment to add the New Fund Risk under Item 9.

Comment 61– Additional Information Regarding Fund Risks

The Staff notes the section entitled “Additional Risks of Investing in the Fund.” If any of the stated risks in this section are principal risks, please add them under Item 4.

Response to Comment 61

The disclosure has been revised to move the International Closed Market Trading Risk to the principal risks section under Item 4.

Comment 62– How to Buy and Sell Shares

The Staff notes the disclosure states: “In addition, the Fund reserves the right to not accept orders from APs that the Adviser has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund.” Please delete this sentence as it directly contradicts with Rule 6c-11 of the 1940 Act.

Response to Comment 62

The Fund has revised its prospectus to remove the above-referenced disclosure.

Comment 63– Statement of Additional Information

The Staff notes that the disclosure under “Types of Investments” states that the Fund may invest a portion of its total assets in the Subsidiary. Please revise the disclosure to state that the Fund will invest a portion of its total assets in the Subsidiary.

Response to Comment 63

In accordance with the Staff’s comment, the Fund has revised the disclosure as follows:

“Cayman Subsidiary. The Fund expects to invest a portion of its total assets in the Subsidiary.”

Comment 64– Statement of Additional Information

Please confirm that the ETF’s Code of Ethics applies to transactions in bitcoin and bitcoin futures and that employees are required to pre-clear such transactions.

Response to Comment 64

The Fund confirms that its Code of Ethics applies to transactions in bitcoin and bitcoin futures and employees are required to pre-clear such transactions.

Comment 65– Statement of Additional Information

Please revise the “Placement of Creation or Redemption Orders” section to ensure the language is consistent with Rule 22c-1 and Rule 6c-11.

Response to Comment 65

The disclosure has been revised in accordance with the Staff’s comment as follows:

“All orders to purchase or redeem Creation Units are to be governed according to the applicable Participant Agreement that each Authorized Participant has executed. In general, all orders to purchase or redeem Creation Units must be received by the transfer agent in the proper form required by the Participant Agreement no later than the closing time of the regular trading session of the NYSE (ordinarily 4:00 p.m. Eastern Standard Time) on each day the NYSE is open for business (the “Closing Time”) in order for the purchase or redemption of Creation Units to be effected based on the NAV of shares of the Fund as next determined on such date after receipt of the order in proper form. This deadline may be extended upon agreement between the transfer agent, Authorized Participant and the applicable Fund. At its discretion, the Fund may also require an Authorized Participant to submit orders to purchase or redeem Creation Units be placed earlier in the day (such as instances where an applicable market for a security comprising a creation or redemption basket closes earlier than usual).”

Comment 66– Statement of Additional Information

Please revise the “Suspension of Creations” section to ensure the language is consistent with Rule Rule 6c-11, specifically revise prong (iv), which states “the acceptance of the Fund Deposit would have certain adverse tax consequences” and prong (vi), which states “the acceptance of the Fund Deposit would otherwise, in the discretion of the Fund, the Adviser and/or any sub-adviser, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners”.

Response to Comment 66

In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

“Suspension of Creations. The SEC has stated its position that an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time. The SEC has also stated that an ETF could not set transaction fees so high as to effectively suspend the issuance of Creation Units. The Fund will accept all orders for Creation Units that are in good order. Circumstances under which the Fund may not accept a creation order include, but are not limited to: (i) the order is not in proper form; (ii) the purchaser or group of related purchasers, upon obtaining the Creation Units of Fund shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the required consideration is not delivered; (iv) the acceptance of the Fund Deposit would, in the opinion of the Fund, be unlawful; or (v) there exist circumstances outside the control of the Fund that make it impossible to process orders of Creation Units for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Adviser, the Distributor, DTC, NSCC, the transfer agent, the custodian, any sub-custodian or any other participant in the purchase process; and similar extraordinary events. The Transfer Agent shall notify a prospective creator of a Creation Unit and/or the Authorized Participant acting on behalf of such prospective creator of the rejection of the order of such person. The Trust, the Fund, the Transfer Agent, the custodian, any sub-custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits, nor shall any of them incur any liability for the failure to give any such notification.

Suspension of Redemptions. An ETF may suspend the redemption of Creation Units only in accordance with Section 22(e) of the 1940 Act. Section 22(e) stipulates that no registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except (1) for any period (A) during which the NYSE is closed other than customary week-end and holiday closings or (B) during which trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which (A) disposal by the investment company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or (3) for such other periods as the SEC may by order permit for the protection of security holders of the investment company.”

Comment 67– Statement of Additional Information

Please delete the following sentence from the “Suspension of Creations” section: “The Fund reserves the absolute right to reject a creation order transmitted to it if:”

Response to Comment 67

The Fund has revised its disclosure to remove the above-referenced disclosure in accordance with the Staff’s comment.

Comment 68– Exhibit List

The Staff notes that the Powers of Attorney are incorporated by reference on the signature page, yet the Exhibit List notes the Powers of Attorney will be filed by amendment. Please revise the Exhibit List to harmonize this.

Response to Comment 68

The Fund notes that the Exhibit List states that the Powers of Attorney were previously filed and incorporated by reference. Please refer to the footnotes to the Exhibit List.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

AMPLIFY INFLATION FIGHTER ETF

Summary Information

INVESTMENT OBJECTIVE

The Amplify Inflation Fighter ETF seeks to provide investors with long-term capital appreciation in inflation-adjusted terms.

FUND FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.85%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.85%
(1) Estimate based on the expenses the Fund expects to incur for the current fiscal year.

EXAMPLE

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 YEAR	3 YEARS
$87	$271

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced investment operations, no portfolio turnover information is available at this time.

PRINCIPAL INVESTMENT STRATEGIES

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing up to 80% of its net assets (plus borrowings for investment purposes) in portfolio holdings expected to benefit, either directly or indirectly, from rising prices (i.e., inflation). Amplify Investments LLC (“Amplify Investments” or the “Adviser”) serves as the investment adviser to the Fund. Toroso Investments, LLC (“Toroso”) serves as the investment sub-adviser to the Fund (“Sub-Adviser”). Toroso manages the investment strategy and portfolio selection.

The Fund seeks to identify securities of companies positioned to benefit from inflationary pressures. In periods of favorable economic and financing conditions, rising demand for land, rental income, or raw materials may increase the revenues of certain companies without a corresponding increase in expenses. Such investments may include, for example, companies engaged in land development or management, home construction, infrastructure, commodities mining or production, including real assets, and other real estate companies, the business prospects of which are dependent on the development or use of a specific commodity or group of commodities. These investments may also include companies with indirect exposure to inflation through data centers, which are centralized locations where computing and network equipment is concentrated for the purposes of collecting storing, processing, distributing, or allowing access to a large amounts of data, or real estate technology companies that facilitate transactions in home purchases or rentals, commodity linked data processing or mining production, loan refinancing, facilitation of peer-to-peer lending and transaction processing. The Fund’s securities investments are generally expected to principally include common stock of companies located in the United States and Canada. The Fund’s investments in common stocks are not subject to limits with respect to market capitalizations.

The Fund may also invest up to 50% of its net assets (plus borrowings for investment purposes) in a combination of financial instruments that are economically linked to owning commodities. Commodities are assets that have tangible properties, such as agriculture, energy, precious metals, industrial and bitcoin. The Fund’s portfolio managers will review commodities that are actively traded in the world and seek to identify commodity investments that they believe may enhance the Fund’s relative performance in an inflationary environment. The Fund’s portfolio managers expect to obtain commodities exposure primarily through investments in commodity futures contracts via a wholly owned subsidiary of the Fund (the “Subsidiary”). The Fund may also obtain commodities exposure by investing up to 10% of its net assets in U.S. commodity-linked instruments (“U.S. Commodity-Linked Instruments”), which include: (1) ETFs that provide exposure to commodities; and (2) other pooled investment vehicles that invest primarily in commodities and commodity-related instruments. The Fund will not invest directly in commodities, including bitcoin, and no one commodity futures contract will exceed 20% of the Fund’s net assets. The Fund’s bitcoin commodities exposure will be limited to 20% of its net assets and will be comprised of bitcoin futures contracts trading on the Chicago Mercantile Exchange (“CME”), investments in U.S. Commodity-Linked Instruments or up to 15% of its net assets in the Grayscale Bitcoin Trust (“GBTC”).

The portfolio managers believe that an active management approach will enable the Fund to remain flexible and identify investments that are best positioned in an inflationary environment. The Fund’s portfolio managers will actively seek opportunities for the Fund to invest in holdings meeting the Fund’s eligibility criteria. Through portfolio management, the Fund’s portfolio managers believe that there will be opportunities to take advantage of market pricing dislocations, and to purchase, sell or weight the Fund’s portfolio holdings accordingly. The Fund’s portfolio managers will manage the portfolio to increase, decrease or eliminate weightings of the portfolio holdings, based upon its assessment of numerous factors, including changes in a company’s business model, investment strategy or operations, public disclosures indicating that a company’s intent to engage in business operations that would be affected by inflation, unusual trading volumes and market pricing or changes in the regulatory landscape relating to investments with direct or indirect exposure to commodities or inflation.

Subsidiary. The Subsidiary, which is organized under the laws of the Cayman Islands, is designed to enhance the ability of the Fund to obtain exposure to the commodities markets consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies. The Fund is the sole shareholder of the Subsidiary, which will not be sold or offered to other investors. The Subsidiary is overseen by its own board of directors. Toroso serves as the Subsidiary’s investment adviser and manages the Subsidiary to comply with the compliance policies and procedures of the Fund. The Subsidiary has the same investment objective as the Fund, but unlike the Fund, it is not an investment company registered under the 1940 Act and may invest without limitation in commodity futures contracts. The Fund’s investment in the Subsidiary may not exceed 25% of the Fund’s total assets at each quarter-end of the Fund’s fiscal year end.

In connection with the Fund’s investments in futures contracts, the Fund (and the Subsidiary, as applicable) will invest assets directly in cash, cash-like instruments or high-quality securities (collectively the “Collateral Investments”). The Collateral Investments are designed to provide liquidity (i.e., provide an asset that can easily be exchanged for cash), and satisfy the “margin” requirements applicable to the Fund’s futures portfolio, which require that the Fund post collateral to secure its obligations under those contracts. The Collateral Investments may consist of high-quality securities, which include: (i) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury; (ii) money market funds; and/or (iii) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by businesses that are rated investment grade or determined by the Sub-Adviser to be of comparable quality. For these purposes, “investment grade” is defined as investments with a rating at the time of purchase in one of the four highest categories of at least one nationally recognized statistical rating organizations (e.g., BBB- or higher from S&P Global Ratings or Baa3 or higher from Moody’s Investors Service, Inc.)

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

PRINCIPAL RISKS OF INVESTING IN THE FUND

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objective will be achieved.

Active Market Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s net asset value. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants on an agency basis (i.e. on behalf of other market participants). To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Shares may trade at a discount to the Fund’s net asset value and possibly face delisting.

Bitcoin Futures Risk. In addition to the risks of futures contracts generally described below, the market for bitcoin futures contracts has additional unique risks. The market for bitcoin futures may be less developed, less liquid and more volatile than more established futures markets. While the bitcoin futures market has grown substantially since bitcoin futures commenced trading, there can be no assurance that this growth will continue. Bitcoin futures are subject to collateral requirements and daily limits may impact the Fund’s ability to achieve the desired exposure. If the Fund is unable to meet its investment objective, the Fund’s returns may be lower than expected. Additionally, these collateral requirements may require the Fund to liquidate its position when it otherwise would not do so. The Fund generally deposits cash (“margin”) with an FCM for its open positions in futures contracts. The margin requirements or position limits may be based on the notional exposure of the futures contracts or the number of futures contracts purchased. The Fund's investment decisions may need to be modified, and commodity contract positions held by the Fund may have to be liquidated at disadvantageous times or prices, to avoid exceeding any applicable position limits established by the CME or the Commodity Futures Trading Commission (“CFTC”), potentially subjecting the Fund to substantial losses. Bitcoin and bitcoin futures contracts are a relatively new asset class and are subject to unique and substantial risks, including the risk that the value of the Fund’s investments could decline rapidly, including to zero. Bitcoin and bitcoin futures contracts have historically been more volatile than traditional asset classes.

Margin levels for Bitcoin futures contracts are substantially higher than the margin requirements for more established futures contracts. Additionally, the FCMs utilized by the Fund may impose margin requirements in addition to those imposed by the exchanges. Margin requirements are subject to change and may be raised in the future by the exchanges and the FCMs. High margin requirements could prevent the Fund from obtaining sufficient exposure to Bitcoin futures and may adversely affect its ability to achieve its investment objective. Further, FCMs utilized by the Funds may impose limits on the amount of exposure to futures contracts the Fund can obtain through such FCMs. If the Fund cannot obtain sufficient exposure through its FCMs, the Fund may not be able to achieve its investment objective. Further, if the Fund's ability to obtain exposure to Bitcoin futures contracts consistent with its investment objective is disrupted for any reason including, limited liquidity in the Bitcoin futures market, or as a result of margin requirements or position limits imposed by the Fund's FCMs, the CME, or the CFTC, the Fund may not be able to achieve its investment objective and may experience significant losses.

Bitcoin Risk. The Fund expects to have market exposure to cryptocurrencies such as bitcoin. Cryptocurrencies are often referred to as a “virtual currency” or “digital currency,” and operate as a decentralized, peer-to-peer financial exchange and value storage that can be used like money. Cryptocurrencies use cryptography to secure transactions, to control the creation of additional units, and to verify the transfer of assets. A cryptocurrency operates without central authority or banks and is not backed by any government. A cryptocurrency is also not a legal tender. Federal, state or foreign governments may restrict the use and exchange of a cryptocurrency, and regulation in the U.S. is still developing. Even when held indirectly, investment vehicles may be affected by the high volatility associated with cryptocurrency exposure. Holding a privately offered investment vehicle in its portfolio may cause the Fund to trade at a premium or discount to NAV.

Bitcoin is a relatively new financial innovation and the market for bitcoin is subject to rapid price swings, changes and uncertainty. The further development of the network involved in maintaining the ledger of bitcoin ownership and the acceptance and use of bitcoin are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of the development of the Bitcoin Network or the acceptance of bitcoin may adversely affect the price of bitcoin. The Bitcoin Network is a peer-to-peer payment network that operates on a cryptographic protocol. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact bitcoin trading venues. Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, bitcoin and bitcoin trading venues are largely unregulated. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation and investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Legal or regulatory changes may negatively impact the operation of the Bitcoin Network or restrict the use of bitcoin. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin, bitcoin futures, and the Fund.

Cash Transactions Risk. The Fund may effectuate creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemption for in-kind securities. Because the Fund may effect redemptions for cash, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. A sale of Shares may result in capital gains or losses and may also result in higher brokerage costs. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares exclusively in-kind, will be passed on to purchasers and redeemers of Shares in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for other ETFs.

Clearing Broker Risk. The failure or bankruptcy of the Fund’s and the Subsidiary's clearing broker could result in a substantial loss of Fund assets. Under current Commodity Futures Trading Commission (“CFTC”) regulations, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so, or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In that event, the clearing broker’s customers, such as the Fund and the Subsidiary, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers.

Commodities Risk. Commodity prices can have significant volatility, and exposure to commodities can cause the value of a Fund’s shares to decline or fluctuate in a rapid and unpredictable manner. The values of commodities may be affected by changes in overall market movements, real or perceived inflationary trends, commodity index volatility, changes in interest rates or currency exchange rates, population growth and changing demographics, international economic, political and regulatory developments, and factors affecting a particular region, industry or commodity, such as drought, floods, or other weather conditions, livestock disease, changes in storage costs, trade embargoes, competition from substitute products, transportation bottlenecks or shortages, fluctuations in supply and demand, and tariffs. A liquid secondary market may not exist for certain commodity investments, which may make it difficult for the Fund to sell them at a desirable price or at the price at which it is carrying them. The commodity markets are subject to temporary distortions or other disruptions due to, among other factors, lack of liquidity, the participation of speculators, and government regulation and other actions. The Fund is subject to the risk that a commodity price will change from one level to another between periods of trading. Usually such movements occur when there are adverse news announcements, which can cause a commodity price to drop substantially from the previous day’s closing price.

Commodity Regulatory Risk. The Fund's investment decisions may need to be modified, and commodity contract positions held by the Fund may have to be liquidated at disadvantageous times or prices, to avoid exceeding any applicable position limits established by the CFTC, potentially subjecting the Fund to substantial losses. The regulation of commodity transactions in the United States is subject to ongoing modification by government, self-regulatory and judicial action. The effect of any future regulatory change with respect to any aspect of the Fund is impossible to predict, but could be substantial and adverse to the Fund.

Commodity-Linked Derivatives Risk. Investments linked to the prices of commodities may be considered speculative. Significant investment exposure to commodities may subject the Fund to greater volatility than investments in traditional securities. Therefore, the value of such instruments may be volatile and fluctuate widely based on a variety of macroeconomic factors or commodity-specific factors. At times, price fluctuations may be quick and significant and may not correlate to price movements in other asset classes. A liquid secondary market may not exist for certain commodity-linked derivatives, which may make it difficult for the Fund to sell them at a desirable price or at the price at which it is carrying them.

Construction and Homebuilding Companies Risk. Construction and homebuilding companies may be significantly affected by changes in demand for their specific products or services, government spending, zoning laws, general economic conditions, commodity prices, consumer confidence and spending, taxation, demographic patterns, real estate values, labor relations and government regulations. Such companies can also be significantly affected by the national, regional and local real estate markets. This industry is also sensitive to interest rate fluctuations which can cause changes in the availability of mortgage capital and directly affect the purchasing power of potential homebuyers. The building industry can be significantly affected by changes in government spending, consumer confidence, demographic patterns and the level of new and existing home sales.

Cyber Security Risk. The Fund is susceptible to operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or sub-adviser, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. While the Fund has established business continuity plans and risk management systems designed to reduce the risks associated with cyber security, there are inherent limitations in such plans and systems. Additionally, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Equity Securities Risk. The value of the Shares will fluctuate with changes in the value of the equity securities in which it invests. Equity securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur.

Futures Contract Risk. Risks of futures contracts include: (i) an imperfect correlation between the value of the futures contract and the underlying asset; (ii) possible lack of a liquid secondary market; (iii) the inability to close a futures contract when desired; (iv) losses caused by unanticipated market movements, which may be unlimited; (v) an obligation for the Fund to make daily cash payments to maintain its required margin, particularly at times when the Fund may have insufficient cash; and (vi) unfavorable execution prices from rapid selling. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for settlement in cash based on the reference asset. As the futures contracts approach expiration, they may be replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” If the market for these contracts is in “contango,” meaning that the prices of futures contracts in the nearer months are lower than the price of contracts in the distant months, the sale of the near-term month contract would be at a lower price than the longer-term contract, resulting in a cost to “roll” the futures contract. The actual realization of a potential roll cost will be dependent upon the difference in price of the near and distant contract. The costs associated with rolling bitcoin futures typically are substantially higher than the costs associated with other futures contracts and may have a significant adverse impact on the performance of the Fund. Because the margin requirement for futures contracts is less than the value of the assets underlying the futures contract, futures trading involves a degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 40% of the value of the futures contract is deposited as margin, a subsequent 20% decrease in the value of the futures contract would result in a loss of half of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A decrease in excess of 40% would result in a loss exceeding the original margin deposit, if the futures contract were closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of investing in the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

International Closed Market Trading Risk. To the extent that the underlying securities held by the Fund trade on non-U.S. exchanges that may be closed when the Exchange is open, there are likely to be deviations between the current price of such an underlying security and the last quoted price for the underlying security. These deviations could result in premiums or discounts to the Fund’s NAV that may be greater than those experienced by other exchange-traded funds.

Liquidity Risk. The market for the bitcoin futures contracts is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant. The large size of the positions which the Fund may acquire increases the risk of illiquidity, may make its positions more difficult to liquidate, and increase the losses incurred while trying to do so.

Management Risk. The Fund is subject to management risk because it is an actively managed. In managing the Fund’s portfolio, the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund's portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to net asset value and also in greater than normal intra-day bid-ask spreads for Shares.

Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices, and changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility. Overall security values could decline generally or could underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. For example, the COVID-19 pandemic and efforts to contain its spread resulted in extreme volatility in the financial markets. While the development of vaccines has slowed the spread of the disease, there is no guarantee that the vaccines will be effective against emerging variants of the disease. As the global pandemic illustrated, such events may affect certain regions, sectors and industries more significantly than others. Such events could also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions to trading markets. Any of such circumstances could materially negatively impact the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at an increased premium or discount to its NAV.

Mineral Mining Risk. The Fund is subject to certain risks associated with companies involved in mining. Competitive pressures may have a significant effect on the financial condition of such companies. Mining companies are highly dependent on the price of the underlying metal or element. These prices may fluctuate substantially over short periods of time so the Fund’s Share price may be more volatile than other types of investments. In particular, a drop in the price of green metals, which are metals used in the processes that enable the energy transition from fossil fuels to cleaner energy sources, would particularly adversely affect the profitability of small- and medium-capitalization mining companies and their ability to secure financing. Furthermore, companies that are only in the exploration stage are typically unable to adopt specific strategies for controlling the impact of such price changes. A significant amount of the companies may be early stage mining companies that are in the exploration stage only or that hold properties that might not ultimately produce these metals. Exploration and development involves significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. In addition, many early stage miners operate at a loss and are dependent on securing equity and/or debt financing, which might be more difficult to secure for an early stage mining company than for a more established counterpart.

New Fund Risk. The Fund is new and currently has fewer assets than larger funds, and like other new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected. Additionally, because the Fund has fewer assets than larger funds over which to spread its fixed costs, its expense levels on a percentage basis will be higher than that of a larger Fund.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund, Adviser and Sub-Advisers seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Pooled Investment Vehicle Risk. The Fund may invest in Commodity-Linked Instruments, including ETFs and shares of other pooled investment vehicles. Shareholders bear both their proportionate share of the Fund’s expenses and similar expenses of the underlying pooled investment vehicle. Pooled investment vehicles that invest in commodities are subject to the risks associated with direct investments in those commodities. The price and movement of a pooled investment vehicle designed to track an index may not track the index and may result in a loss. Certain pooled investment vehicles traded on exchanges may be thinly traded and experience large spreads between the “ask” price quoted by a seller and the “bid” price offered by a buyer. Certain pooled investment vehicles may also not have the protections applicable to other types of investments under federal securities or commodities laws and may be subject to counterparty or credit risk.

The Fund may obtain exposure to bitcoin through the Grayscale Bitcoin Trust (“GBTC”). GBTC is a private investment fund that is not regulated under the 1940 Act. The shares of the Grayscale Bitcoin Trust may trade at a premium or discount, may not directly correspond to the price of Bitcoin, and are highly volatile. The Fund may also invest in ETFs that are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the ETFs and may be higher than other funds that invest directly in stocks and bonds. Each of the ETFs is subject to its own specific risks, but the adviser expects the principal investments risks of such ETFs will be similar to the risks of investing in the Fund.

Portfolio Turnover Risk. The Fund may incur high portfolio turnover to manage the Fund’s investment exposure. Additionally, active market trading of the Fund’s Shares may cause more frequent creation or redemption activities that could, in certain circumstances, increase the number of portfolio transactions. High levels of portfolio transactions increase brokerage and other transaction costs and may result in increased taxable capital gains. Each of these factors could have a negative impact on the performance of the Fund.

Premium/Discount Risk. The net asset value of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for Shares on the Exchange. The Fund cannot predict whether Shares will trade below (discount), at or above (premium) their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time.

Real Assets Risk. The Fund’s investments in securities linked to real assets, such as precious metals, commodities, land, equipment and natural resources, involve significant risks, including financial, operating, and competitive risks. Investments in securities linked to real assets may expose the Fund to adverse macroeconomic conditions, such as changes and volatility in commodity prices, a rise interest rates or a downturn in the economy in which the asset is located. Changes in inflation rates or in the market’s inflation expectations may adversely affect the market value of equities linked to real assets.

Small and/or Mid Capitalization Companies Risk. Small and/or mid-capitalization companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.

Subsidiary Investment Risk. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund to operate as intended and could negatively affect the Fund and its shareholders. The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. As the Subsidiary is wholly owned by the Fund and the investors of the Fund will have the investor protections of the 1940 Act, the Fund as a whole, including the Subsidiary, will provide investors with 1940 Act protection.

Trading Issues Risk. Although the Shares of the Fund are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules, which are the thresholds at which trading is halted market-wide for single day declines. Market makers are under no obligation to make a market in the Fund’s Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders.

Valuation Risk. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund’s valuation of the investment, particularly for securities or other investments, such as Bitcoin, that trade in thin or volatile markets or that are valued using a fair value methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund’s ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third-party service providers. Shares of pooled investment vehicles, including GBTC, that are intended to reflect the price of bitcoin assets, less fees and expenses, frequently trade at a substantial premium or discount to the net asset value of such assets. Shares that trade at a premium mean that an investor who purchases $1 of a portfolio will actually own less than $1 in assets.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

PERFORMANCE

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.amplifyetfs.com and will provide some indication of the risks of investing in the Fund.

MANAGEMENT OF THE FUND

Investment Adviser. Amplify Investments LLC (“Amplify Investments” or the “Adviser”)

Sub-Adviser. Toroso Investments, LLC

Portfolio Managers. The following individuals serve as portfolios managers to the Fund.

●	Michael Venuto, Chief Investment Officer at Toroso

●	David Dziekanski, Portfolio Manager at Toroso

●	Qiao Duan, CFA, Portfolio Manager at Toroso

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund. Each portfolio manager has served as part of the portfolio management team of the Fund since its inception in 2022.

PURCHASE AND SALE OF SHARES

The Fund issues and redeems Shares at net asset value (“NAV”) only with authorized participants (“APs”) that have entered into agreements with the Fund’s distributor and only in Creation Units (large blocks of 50,000 Shares) or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests and/or cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.amplifyetfs.com.

TAX INFORMATION

The Fund’s distributions will generally be taxable as ordinary income or capital gains. A sale of Shares may result in capital gain or loss.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), the Adviser and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information